IDB CAPITAL CORP.
(A Wholly Owned Subsidiary of
Israel Discount Bank of New York)

Statement of Financial Condition

December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

IDB CAPITAL CORP.
(A Wholly Owned Subsidiary of
Israel Discount Bank of New York)

Table of Contents





KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
IDB Capital Corp.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of IDB Capital Corp. (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2004.

New York, New York
February 19, 2026


IDB CAPITAL CORP.
(A Wholly Owned Subsidiary of
Israel Discount Bank of New York)

Statement of Financial Condition

December 31, 2025

(Dollars in thousands, except par value)

Assets


Cash and cash equivalents	$	2,617
Receivable from clearing broker		1,025
Securities owned, at fair value		22,215
Premises and equipment, net		377
Other assets		537
Total assets	$	26,771


Liabilities and Stockholder's Equity


Accounts payable and accrued expenses	$	1,781
Income taxes payable to parent		370
Total liabilities		2,151

Commitments and contingencies (note 10)

Stockholder's equity:		
Common stock, par value $25 (authorized 20,000 shares; issued and outstanding 10,000 shares)		250
Retained earnings		24,370
Total stockholder's equity		24,620
Total liabilities and stockholder's equity	$	26,771

See accompanying notes to financial statements.

IDB CAPITAL CORP.

(A Wholly Owned Subsidiary of
Israel Discount Bank of New York)

Notes to Statement of Financial Condition

December 31, 2025

(1) Organization

IDB Capital Corp. (the Company) is a wholly owned subsidiary of Israel Discount Bank of New York (the Parent, the Bank), a New York State chartered banking corporation. The Company is registered as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The company trades on an agency and riskless principal basis for customers of the Parent whom it introduces customer trades to another broker-dealer (the Clearing Broker) under a fully disclosed clearing agreement. All brokerage transactions are cleared and settled by the Clearing Broker. The Clearing Broker maintains custody for all domestic customers and some international customers and maintains standing delivery instructions for all other international customers, which maintain Delivery vs Payment Accounts (DVP Accounts). In addition, the Company acts as a placement agent in the private placement of securities, strictly on a best efforts basis and acts as a broker selling life insurance, annuity, mutual funds and retirement plan products for which it receives commissions and fees.

(2) Significant Accounting Policies

(a) Use of Estimates

Preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include cash, investments in money market funds, and deposits with banks. At December 31, 2025, the Company had investments in money market funds of $2,056,372.

(c) Securities Transactions

Securities transactions are recorded on a trade-date basis. Securities owned are recorded at fair value, with changes in fair value recognized in income.

(d) Fair Value of Financial Instruments

Financial instruments, which consist of cash, cash and securities on deposit with clearing organization, and accounts receivable, are reported at their carrying amounts, which approximate fair value given the short-term nature of these items. Securities owned are carried at their fair value, as described in Note 8.

(e) Premises and Equipment, net

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed by the straight-line method based upon useful lives from 3 to 10 years.

(f) Income Taxes

The Company is included in the consolidated federal and combined California, Connecticut, New York State and New York City and several other income tax returns filed by the Parent. Under a tax-sharing agreement with the Parent, the Company determines its federal, state, and local income tax on a separate-company basis using the same computational method as the consolidated group. The Company has no uncertain tax positions as of December 31, 2025.

(3) Receivable from Clearing Broker

The Company is required to maintain deposits with its Clearing Broker in order to conduct its business. At December 31, 2025, total deposits with its Clearing Broker amounted to $1,025,035 which included cash pledged of $256,107.

The Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the Clearing Agreement, the Company is required to reimburse the Clearing Broker without limitation for any losses incurred due to any customer's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. As a result of these transactions, there were no amounts to be indemnified to the Clearing Broker for the customer accounts at December 31, 2025.

(4) Securities Owned, at Fair Value

At December 31, 2025, securities owned, at market, comprise the following securities (in thousands):

GNMA	$	1
U.S. Treasury securities		22,214
Total	$	22,215

Securities owned may be pledged to the Clearing Broker on terms that permit the Clearing Broker to sell or repledge the securities to others subject to certain limitations. In addition to the cash pledged to the Clearing Broker at December 31, 2025 as described in Note 3, mortgage-backed securities with a total fair value of $180 were also pledged as collateral to the Clearing Broker.

(5) Income Tax

Pursuant to the tax-sharing agreement with the Parent, the Company determines its federal, state, and local income tax on a separate-company basis using the same computational method as the consolidated group. In 2025, the state and local income tax liability of the Parent was determined based on its consolidated taxable income.

Deferred tax assets, net at December 31, 2025 are included in other assets in the Statement of Financial Condition, and consist of the following temporary differences (in thousands):

Assets:		
Deferred and other compensation	$	40
Total deferred tax assets	$	40
Liabilities:		
Depreciation	$	109
Other		9
Total deferred tax liabilities	$	118
Deferred tax liabilities, net	$	78

The Company has an intercompany tax payable to the Parent of $370 thousand and no taxes payable to standalone state tax jurisdictions as of December 31, 2025.

A valuation allowance for deferred tax assets was not considered necessary at December 31, 2025. The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

The Company is part of the Parent's consolidated Federal and combined California, Connecticut, New Jersey, New York State, New York City and several other state income tax returns. In addition, the Company files state income tax returns in Florida and Pennsylvania. The Company and the Parent are no longer subject to U.S. federal and state tax examinations for years before 2022, except for the 2021 Minnesota tax return which has an ongoing correspondence examination. No changes are expected as a result of the examination.

(6) Related-Party Transactions

Inter-company balances and financial transactions with the Parent are as follows:

		As of December 31, 2025
		(In thousands)
Assets:		
Due from bank	$	559
Liabilities:		
Due to bank	$	715

Due from Bank includes cash deposits with the Parent. Due to Bank includes income taxes that the Parent will be reimbursed for by the Company pursuant to the tax-sharing agreement (see Note 5).

(7)   Employee Benefits and Deferred Compensation

The Company participates in the Parent's contributory Savings and Investment Plan (401(k)) (the Plan). Contributions are made by employees on a discretionary basis, subject to the applicable limitations of U.S. tax laws.

The Company also participates in the Parent's deferred compensation plan. The Deferred Compensation Plan, revised and effective January 1, 2022, defines employee eligibility, among other things, based on their designated incentive compensation plan category. The plan permits the participants to defer up to 10% of their base annual salary. The deferred compensation plan document describes methods by which participants can receive a company match amount as well as a return on their investment.

The Company also participates in the Parent's noncontributory defined contribution plan covering all full-time employees. The Bank contributes on behalf of each "eligible" participant a percentage of the "eligible" participant's compensation ranging from 3% to 5%, depending on years of service.

Other benefits include a Supplemental Executive Retirement Plan and Benefit Restoration Plans. These plans were frozen as of December 31, 2016 with no further benefits accruing after December 31, 2016.

(8)   Fair Value Measurement

Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, a fair value hierarchy was established, which prioritizes the inputs used in measuring fair value as follows:

- Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 – Inputs to the valuation methodology include quoted prices in markets that are not considered to be active or significant inputs to the methodology that are observable, either directly or indirectly.

- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within this valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The following table presents, by valuation hierarchy, assets and liabilities that are measured at fair value on a recurring basis and that are included in the Company's Statement of Financial Condition as of December 31, 2025:

	Fair value measurements at December 31, 2025 using			
	Quoted prices in active markets for Identical assets (Level 1)	Significant other Observable inputs (Level 2)	Significant Unobservable inputs (Level 3)	Total fair value
	(In thousands)			
Securities owned, at fair value	22,214	1	—	22,215

Fair values of financial instruments are generally determined by the quoted prices on trading exchanges, when available. If listed prices or quotes are not available fair value is based upon broker quotes, third-party pricing services or pricing models that primarily use market-based or independently sourced market parameters as inputs, including, but not limited to, yield curves, interest rates, and credit curves. However, fair values are not readily available for financial instruments such as certain investment securities, since there are no trading markets for these instruments. Furthermore, there is no prescribed procedure for valuing these instruments. Such a valuation is, therefore, subjective and may not be a true measure of the real worth of these instruments.

The Company does not have any level 3 securities. The only financial instruments not carried at fair value on the Company's Statement of Financial Condition are cash and receivable from Clearing Broker. This represents short term balances with banks or brokers that are carried at cost which approximates fair value. They would be considered Level 1 valuations.

The following methods and assumptions were used by the Company in determining the fair value of financial instruments:

Securities owned, at fair value – The fair values of investment securities are based on quoted market prices when available or on prices provided by independent pricing services

(9) Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1 (the Rule). The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2025, the Company had net capital of $23,080,914 which was $22,830,914 in excess of its required net capital of $250,000.

(10) Commitments and Contingencies

In the normal course of business, the Company makes various commitments and incurs certain contingent liabilities, which are not reflected in its consolidated financial statements. In addition, the Company may be subject to claims and lawsuits in the ordinary course of business including arbitrations. At the present time, there is no known or threatened litigation involving the Company.

(11) Segment

The Company is engaged in a single line business as a securities broker-dealer that derives revenues from trades on an agency and riskless principal basis under a fully disclosed clearing agreement. The broker-dealer also acts as a placement agent in private placement of securities, strictly on a best efforts basis and acts as a broker selling life insurance, annuity, mutual funds and retirement plan products for which it receives commissions and fees. IDB Capital has identified its President & CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. The accounting policies of the broker-dealer segment are the same as those described in the summary of significant accounting policies. The CODM assesses performance for the broker-dealer segment and decides how to allocate resources based on net income. The measure of segment assets is reported on the balance sheet as total assets. The CODM uses net income to evaluate income generated from broker-dealer or into other parts like business expansions or to pay dividends. Revenue and net income are also used to monitor budget versus actual results. IDB Capital does not have intra-entity sales or transfers. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. All IDB Capital clients have access to each product category that the broker-dealer offers.

(12) Asset Restrictions

The Company is required to maintain collateral with its Clearing Broker. Cash collateral maintained with the Clearing Broker was $256,107 at December 31, 2025. Securities owned may be pledged to the Clearing Broker on terms which permit the agent to sell or re pledge the securities to others subject to certain limitations. At December 31, 2025, mortgage backed securities with a total market value of $180 were pledged as collateral to the Clearing Broker.

(13) Subsequent Events

The Company evaluated all events that occurred through February 19, 2026, the date of financial statement issuance. During that period, the Company did not identify any matter that would require recognition or disclosure in its financial statements.